Filed by Steadfast Apartment REIT, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Steadfast Income REIT, Inc.

Commission File No.: 000-54674

The following letter was sent to Stockholders of Steadfast Income REIT, Inc. on January 17, 2020

Your vote is needed now for the

Steadfast Income REIT, Inc. Special Meeting of Stockholders

to be held on Monday, March 2, 2020.

Dear Stockholder,

We are following up on proxy materials that were recently sent to you regarding the Steadfast Income REIT, Inc. Special Meeting. These materials describe the proposals and ask for your vote on these important issues. Our records indicate that we have not received your vote. By voting prior to the March 2, 2020 meeting date, you can help avoid additional costs associated with soliciting votes.

Your vote is important, no matter how many shares you own, in order for us to reach the required number of votes to pass the proposals.

Choose one of the options below to record your very important vote:

•	Touch tone voting – Call 1-866-858-9528 and follow the instructions

•	Internet voting – Go to www.proxypush.com/SIR and follow the instructions

•	Mail – return your ballot in the enclosed Business Reply Envelope

OR

•	To speak with a live representative - Call 1-844-371-1441 (toll free) Monday through Friday – between 9:00 a.m. and 6:00 p.m., Eastern.

When you call this number, you will speak with a representative of Mediant Communications, the firm assisting Steadfast in gathering votes.

**Please be sure to have your ballot with your control number in hand when calling**

To view the proxy materials, follow the instructions on the enclosed ballot.

After careful consideration, the Board of Directors of Steadfast Income REIT, Inc. unanimously recommends that stockholders vote in favor of the proposals.

Thank you!

NO OFFER OR SOLICITATION: This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION: In connection with the proposed transaction, Steadfast Apartment REIT, Inc. (“STAR”) filed two Registration Statements on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which have each been declared effective by the SEC. One registration statement contains a proxy statement of Steadfast Income REIT, Inc. (“SIR”) and also constitutes a prospectus for STAR. The other registration statement contains a proxy statement of Steadfast Apartment REIT III, Inc. (“STAR III”) and also constitutes a prospectus of STAR. The applicable proxy statement/prospectus have been mailed to SIR’s and STAR III’s respective stockholders. WE URGE INVESTORS TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY STAR, SIR AND STAR III, AS APPLICABLE, IN CONNECTION WITH THE PROPOSED MERGERS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT STAR, SIR, STAR III AND THE PROPOSED MERGERS. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials are available free of charge by accessing STAR’s website, by accessing SIR’s website, or by accessing STAR III’s website (each at www.steadfastreits.com).

SIR 20 R1